February 20, 2009

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:     Craig Wilson, Senior Assistant Chief Accountant

Re:	Google Inc.

Form 10-Q for the quarterly period ended September 30, 2008

Filed on November 7, 2008

Form 10-K for the fiscal year ended December 31, 2007

Filed on February 15, 2008

File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 5, 2009, relating to the above referenced filings (the “Filings”).

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Securities and Exchange Commission

February 20, 2009

Form 10-Q for the quarterly period ended September 30, 2008

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Business, page 24

1. We note from several recent press articles that you have significantly reduced the number of your temporary employees or contract workers. In view of these recent events, please tell us what consideration you have given to providing the information required by Item 2.05 of Form 8-K. In addition, explain what consideration you have given to disclosing the total number of temporary employees or contract workers as well as any impact the layoffs might have on your results of operations.

We supplementally advise the Staff that we continually evaluate the optimal number of temporary workers, vendors and contractors (“TVC”s) for our business. As a result of this ongoing evaluation, in recent months we have decided to allow certain contracts for TVC services to expire pursuant to their terms. As a result, we have not incurred termination fees and have not terminated employees under a plan of termination that would require disclosure pursuant to Item 2.05 of Form 8-K. TVC service reductions have not had a material impact on our results of operations. In addition, we do not believe that the trend in the number of TVCs is a component of expenses that would improve an investor’s understanding of Google’s financial condition and operating performance.

Form 10-K for the fiscal year ended December 31, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 44

2. We note your response to prior comment No. 3 that indicates your “ads displayed” data does not constitute a significant portion of your total revenues. Please reconcile this statement with your disclosures on page 44 that state your advertising revenue growth for Google web sites and Google Network web sites resulted primarily from an increase in the total number of paid clicks and ads displayed through your programs.

We respectfully advise the Staff that we have revised our disclosures on advertising growth for Google web sites and Google Network web sites by removing the words “ads displayed” in our Annual Report on Form 10-K for the year ended December 31, 2008, to reflect the fact that ads displayed data does not constitute a significant portion of our total revenues.

* * * * *

Securities and Exchange Commission

February 20, 2009

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: 650/253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: 650/240-3928 and 650/469-0208). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/S/ MARK FUCHS
Mark Fuchs
Vice President, Finance and Chief Accountant

cc:	Patrick Pichette

David Drummond

Kent Walker

Donald Harrison

Katherine Stephens